

AGENDA

TABLE OF CONTENTS



EXECUTIVE SUMMARY

WHO WE ARE

Nude Barre is a line of eco-friendly intimates and hosiery empowering women and allowing them to love their skin and body. Made in 12 shades of nude to match all skin tones, Nude Barre is durable enough for active women and stylish enough for everyday fashion.

True Color. True You.

WE'VE BEEN FEATURED...

Los Angeles Times   HELLO BEAUTIFUL   BLACK ENTERPRISE   EBONY



In all stages of my dance career, I have experienced the hardships of not finding undergarments that matched my skin tone. We were required to wear nude undergarments as part of our uniform but always had to dye them to match our hue.



NUDE BARRE

SOLUTION



A collection of premium intimates that provides 12 shade of nude for women & children of all shades.

The Redefining "nude" and the skin toned dilemma. Similar to Spanx, Nude Barre was created because of consumers demand for shade diversity in "Nude" hosiery and intimates.

 LYCHEETINI
 PEACH MELODY
 MOONSHINE
 IRISH CREAM

 MALT
 BROWN SUGAR
 ALMOND JOY
 CARAMEL

 TAPIOCA CREAM
 COCOA
 BOHEMIAN PRINCESS
 MOCHA

 NUDE BARRE

DISCOVERING YOUR SHADE

We've made it easy for women to discover their shade in 3 easy steps with our patent pending Nudemeter technology. Nudemeter is a Shopify application on our website.

Step 1: Upload a photo of your hand

Step 2: Select an area of your hand that best matches your skin tone best

Step 3: Answer a few questions & get your shade recommendation



NUDE BARRE

PRODUCTS







Mocha Fishnets
SKU: NB002-XSS-MO
$33.00

Lycheetini Footed
Opaque Tights
SKU:

Cocoa Convertible
Opaque Tights
SKU: NB001-XXL-CO
$22.00







Almond Joy Second Skin
Seamless Thong
SKU: NB003-SM-AJ
$19.00

Bralette
$40.00

... also available in children's


NB NUDE BARRE

FUTURE PRODUCTS

SHEER TIGHTS | SEAMLESS MULTI-WAY BRA
CONTROL TOP HOSIERY | BODY SHAPERS | STRAPLESS BRA

SEAMLESS PANTY | CAMISOLE TOPS | SLIPS |BOY SHORTS CAMISOLE

LEOTARDS | COMPRESSION SOCKS/TIGHTS

THE TEAM



Erin Carpenter
Founder and CEO



Eric John
Financial Advisor



Steve Murray -Sesay
Digital Marketing
Strategist and Web
Tech



Isa Sesay
Sponsorships and
Partnerships



Brooke Jones
Operations



NUDE BARRE

MARKET

Capezio's annual revenue is between $100m. Spanx annual revenue is $250m

110b
Lingerie/Intimates Market

250m
Spanx

Nude Barre

Globally the lingerie and intimates industry brings in $110b in annual revenue. $7b of that is from nude intimates alone.


NUDE BARRE

CELEBRITIES

Celebrities advocating for and wearing Nude Barre



deshaunabarber
NUDE
COMES
IN ALL
SHADES
NUDE BARRE

Miss USA 16'
Pageant Queen / Military



Tyra Banks
Model / Personality



WHAT TO Wear
HAIR
DRESS
NUDE BARRE
HEELS
=
Perfection
LAVERNE COX LOOKING EFFORTLESSLY IN NUDE BARRE

Laverne Cox
Actress



Wendy Williams

Talk Show Host

Since 2012

PRESS MENTIONS EBONY BLACK ENTERPRISE RAINE examiner.com HUFFPOST STYLE



NUDE BARRE

Attractive Metrics

- 70% of sales are e-commerce
- 30% of sales are retail
- Repeat customers: 42%
- Average repeat customer shops every 2-3 months.
- Average cart size: $45
- Customer acquisition cost: $33
- CLV $2162.60

- Sold 10,247 units in 2017
- Conversion rate 2.78%. Industry average 1.48%
- Gross Margin 89%
- 3,188 customers to date
- 6,652 on email list
- We get 190 clicks from WendyShow.com per month.



Social Engagement & Ad Spend

2018 PURCHASES BY AGE

25 - 34 - 37%
35 - 44 - 23%
18 - 24 - 18%
45 - 54 - 13%
55 - 64 - 7%
65 +   - 2%

FOLLOWERS

46,500+

📷 29k+   🐦 11k+   f 6.5k+

FACEBOOK ADS

REACH: 37,946
IMPRESSIONS: 108,243
WEBSITE VISITS: 935
CONVERSIONS: 92
AD SPEND: $2,354
CONVERSION VALUE: $3,727
ROA: 1.58

April 30, 2017 - May 20, 2018



COMPETITOR ANALYSIS

Why now? Be first to offer 12 shades for women & children.

NUDE BARRE

✔ Nude Barre specifically focuses on each skin tone. Not forgetting one female or young girl. 12 shades of nude.

✔ Durable enough for active women and athletes, but comfortable enough for day to day wear. Long lasting.

✔ Educate the consumer on intimates, women empowerment, and health.

✔ Eco-friendly fibers and eco-friendly recycling program that shows our consumers how to repurpose old hosiery .

OTHER BRANDS

✘ Offers nude skin tones in a limited number/ just recently decided to expand nude shades. Most brands offer 4 to 7 shades of nude

✘ Either cheap and not durable or sturdy and uncomfortable.

✘ Leaves the consumer guessing about the product, sizes, or knowledge of fabrication.

✘ Doesn't service sustainability.









NUDE BARRE


NUDE BARRE
IN THE NEWS WITH
NUDE BARRE
ALL THINGS PRESS
MacBook Air
NUDE COMES IN ALL SHADES
WHAT'S YOUR COLOR?
NUDE BARRE

USE OF FUNDS

1. Inventory
2. PR/Marketing
3. Intellectual Property & Expansion/Color Matching

NUDE BARRE